Exhibit 99.32

Franco Nevada

Press Release

www.franco-nevada.com TSX: FNV

Franco-Nevada Announces Upcoming Reporting Dates for 2011

TORONTO, March 14, 2011 - Franco-Nevada Corporation (TSX: FNV) is pleased provide a schedule of upcoming reporting dates for 2011.

•                  March 24, 2011 - Reporting of fiscal 2010 financial results after market close. Management will host a conference call the following morning, March 25, 2011 at 10:00 am Eastern Time to review the results.

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada Fiscal 2010 Results.

•                  Conference Call Replay: A recording will be available until April 1, 2011 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-800-642-1687; Pass code: 39110446

•                  May 12, 2011 - Reporting of Q1/2011 financial results after market close. Results will be discussed via conference call the following morning, May 13, 2011 at 10:00 am Eastern Time. The conference call is anticipated to include more detail than usual due to the introduction of IFRS.

•                  Conference Call: Local: 647-427-7450; Toll-Free: 1-888-231-8191; Title: Franco-Nevada First Quarter Results.

•                  Conference Call Replay: A recording will be available until May 20, 2011 at the following numbers:

Local: 416-849-0833; Toll-Free: 1-800-642-1687; Pass code: 39121280

•                  May 18, 2011 - Annual Meeting, to be hosted at 4:30 pm Eastern Time at the TMX Broadcast Centre in the Exchange Tower, 130 King Street West, Toronto.

•                  August 9, 2011 - Reporting of Q2/2011 financial results after market close. Conference call August 10th at 10:00 am Eastern Time.

•                  November 8, 2011 - Reporting of Q3/2011 financial results after market close. Conference call November 9th at 10:00 am Eastern Time

Corporate Summary

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty and stream company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in North America. The Company also holds interests in a growing pipeline of development assets and has exposure to some of the largest gold discoveries in the world.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana	Jason O’Connell
Chief Financial Officer	Director, Business Development
416-306-6300	416-306-6310